PARSONS LAW FIRM

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(425) 451-8036 FAX (425) 451-8568

James B. Parsons*                                                                                                  e-mail firm-info@parsonslaw.biz                                                                                   *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

VIA OVERNIGHT MAIL AND FILED ON EDGAR CORRESPONDENCE

January 11, 2006

Ms. Goldie B. Walker

Mr. John D. Reynolds

United States Securities and Exchange Commission

Division of Corporation Finances

Washington, D.C. 20549

Re: Deltron, Inc.

Amended Registration Statement on Form SB-2/A

Filed January 11, 2006

Registration No. 333-130197

Dear Ms. Walker and Mr. Reynolds:

I have been requested to respond to your letter of December 13, 2006, which contains comments regarding the filing of Deltron, Inc. ("Deltron"). With this letter, we are providing three copies of the SB-2/A, and have electronically filed the amended SB-2 on the EDGAR system on today=s date, as well as this letter and a redlined version of the SB-2A on EDGAR correspondence. We have also provided three (3) copies of the registration highlighting the changes made to the last filing via overnight mail.

In response to the comments made in the above-referenced letter, the Company has made the following changes:

General

1.  The Company takes issue with your statement that the SEC believes the prospectus should be revised to disclose the blank check nature of the offering. As you know, Rule 419(a)(2) defines a Ablank check company@ as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Deltron has a specific business plan as delineated in its registration statement. As you can see from the enclosed filing, there is a description of the steps completed to date towards that business plan, those that remained to be completed and how they will be specifically addressed. A specific business plan does not require that specific properties by identified, but only that the plan be specific in its goals.

Signatures

2.  The filing has been amended to indicate that Shawn Phillips is also the Chief Accounting Officer.

Unless otherwise noted, the Company has produced the information contained in this letter. Please contact this office with any further comments or questions. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you for your courtesies.

Very truly yours,

PARSONS LAW FIRM

/s/  James B. Parsons

James B. Parsons

cc: Client